UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 15, 2022

Frazier Lifesciences Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39765	98-1562203
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

Two Union Square 601 Union St., Suite 3200 Seattle, WA 98101	98101
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (206) 621-7200

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of a redeemable Warrant to acquire one Class A ordinary shares	FLACU	The Nasdaq Capital Market LLC
Class A Ordinary Shares included as part of the Units	FLAC	The Nasdaq Capital Market LLC
Redeemable warrants included as part of the Units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	FLACW	The Nasdaq Capital Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

As previously disclosed, on July 25, 2022, Frazier Lifesciences Acquisition Corporation, a Cayman Islands exempted company (“FLAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among FLAC, NewAmsterdam Pharma Company B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Holdco”), NewAmsterdam Pharma Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“NewAmsterdam Pharma”) and NewAmsterdam Pharma Investment Corporation, a Cayman Islands exempted company (“Merger Sub”), pursuant to which FLAC will become a wholly owned subsidiary of Holdco, which will be a publicly-traded company with its ordinary shares and warrants to purchase ordinary shares listed on the Nasdaq Stock Market, and will conduct the business currently conducted by NewAmsterdam Pharma (the transactions contemplated under the Business Combination Agreement, the “Business Combination”). FLAC’s shareholders approved the Business Combination on November 15, 2022.

Item 5.07	Submission of Matters to a Vote of Security Holders

On November 15, 2022, at the General Meeting of FLAC (the “General Meeting”), holders of 14,890,992 of FLAC’s ordinary shares, which represented 83.888% of the ordinary shares outstanding and entitled to vote as of the record date of September 30, 2022, were represented in person or by proxy. The final voting results for each matter submitted to a vote of the FLAC shareholders at the General Meeting are set forth below. FLAC filed a definitive proxy statement/prospectus for the General Meeting with the U.S. Securities and Exchange Commission on October 18, 2022, which was mailed and made available to shareholders on or around October 20, 2022 (the “proxy statement/prospectus”), and describes the proposals summarized below in more detail.

Proposal 1 - The Business Combination Proposal – to adopt and approve as an ordinary resolution, FLAC’s entry into the Business Combination Agreement, a copy of which is attached to the proxy statement/prospectus statement as Annex A, and the transactions contemplated thereby, including the Business Combination.

The voting results with respect to the Business Combination Proposal were as follows:

Votes For	Votes Against	Abstentions
13,409,388	1,481,604	0

Proposal 2 - The Merger Proposal – to authorize and approve as a special resolution the Merger and the Plan of Merger, a copy of which is attached to the proxy statement/prospectus statement as Annex B, pursuant to which Merger Sub will merge with and into FLAC, with FLAC surviving the merger as a wholly owned subsidiary of Holdco in accordance with the relevant provisions of the Cayman Islands Companies Act, and the remaining transactions contemplated thereby.

The voting results with respect to the Merger Proposal were as follows:

Votes For	Votes Against	Abstentions
13,409,387	1,481,605	0

Proposal 3 - The Adjournment Proposal – to adjourn as an ordinary resolution the General Meeting to a later date or dates, if necessary, to, among other things, (i) permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Merger Proposal or for any other reason in connection with, the Business Combination Agreement at the General Meeting or (ii) allow reasonable time for the filing or mailing of any supplemental or amended disclosures that FLAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by FLAC shareholders prior to the General Meeting.

Because there was no need to adjourn the General Meeting, proposal 3 was not voted upon.

In connection with the Business Combination, the holders of 4,565,862 FLAC ordinary shares exercised their right to redeem their shares for cash at a redemption price of approximately $10.04 per share, for an aggregate redemption amount of approximately $45.8 million.

Item 7.01.	Regulation FD Disclosure.

On November 15, 2022, the Company issued a press release announcing the results of the General Meeting, a copy of which press release is furnished as Exhibit 99.1 hereto.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated November 15, 2022

104	The cover page to this Current Report on Form 8-K, formatted in inline XBRL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 2022	FRAZIER LIFESCIENCES ACQUISITION CORPORATION

	By:	/s/ James N. Topper
	Name:	James N. Topper
	Title:	Chief Executive Officer

Frazier Lifesciences Acquisition Corporation shareholders approve business combination with NewAmsterdam Pharma Holding B.V.

Menlo Park, Calif. (November 15, 2022) – Frazier Lifesciences Acquisition Corporation (Nasdaq: FLAC) (“FLAC”), a special purpose acquisition company sponsored by an affiliate of Frazier Healthcare Partners, announced today that its shareholders voted to approve the proposed business combination (the “Business Combination”) with NewAmsterdam Pharma Holding B.V. (“NewAmsterdam”), a late clinical-stage company focused on the research and development of transformative oral therapies for major cardiometabolic diseases.

More than 90% of the votes cast at the Extraordinary General Meeting of Shareholders (the “General Meeting”) were cast in favor of the previously announced business combination. FLAC shareholders also voted to approve all other proposals presented at the General Meeting. The formal results of the vote will be included in a Current Report on Form 8-K to be filed by FLAC with the Securities and Exchange Commission (the “SEC”).

In connection with the Business Combination, the holders of approximately 32% of FLAC Class A ordinary shares exercised their right to redeem their shares for cash.

The business combination is expected to close on November 22, 2022, subject to the satisfaction or waiver of customary closing conditions.

Upon closing, the ordinary shares and redeemable warrants of the combined company, NewAmsterdam Pharma Company N.V. (the “Company”), will be listed on The Nasdaq Stock Market LLC under the ticker symbols “NAMS” and “NAMSW” respectively, and are anticipated to begin trading on November 23, 2022. Any FLAC units will automatically separate into the equivalent Class A ordinary shares and warrants upon the consummation of the business combination.

“We continue to be grateful to our shareholders for their continued support,” said James Topper, M.D., Ph.D., Managing Partner at Frazier Healthcare Partners and Chairman of the Board of Directors and Chief Executive Officer of FLAC.

About NewAmsterdam

NewAmsterdam is a private clinical-stage biopharmaceutical company whose mission is to improve patient care in populations with metabolic diseases where traditional therapies have not been sufficiently successful or well-tolerated. NewAmsterdam is investigating obicetrapib, a next-generation oral, low-dose and once-daily CETP inhibitor, as the preferred LDL-C-lowering therapy for high-risk cardiovascular disease (“CVD”) patients. Results from NewAmsterdam’s ROSE Phase 2b trial (presented at AHA Scientific Sessions in 2021) included observations that patients receiving obicetrapib 10mg experienced reduced LDL-C by 51% versus baseline in patients on statin therapy (vs. a 7% reduction in the placebo arm). Based in the Netherlands, NewAmsterdam was founded in 2019 by the venture capital firm Forbion and John Kastelein, Chief Scientific Officer of NewAmsterdam, and closed a $196 million (€160 million) Series A financing in January 2021 led by Forbion, Morningside Ventures and Ascendant BioCapital. In June 2022, NewAmsterdam entered into an exclusive licensing agreement with the Menarini Group for the commercialization of obicetrapib in Europe, while retaining all rights to commercialize obicetrapib, if approved, in the rest of the world, as well as rights to develop certain forms of obicetrapib for other diseases such as Alzheimer’s disease. For more information, please visit: www.newamsterdampharma.com.

About Frazier Lifesciences Acquisition Corporation

FLAC is blank check company incorporated as a Cayman Islands exempted company in October 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. FLAC was formed to leverage the extensive experience and track record of its management team with the goal of financing a company that can both develop transformative therapies for patients in need and deliver significant returns to its investors. For more information, please visit: www.frazierlifesciencesacquisition.com.

About Frazier Healthcare Partners

Founded in 1991, Frazier Healthcare Partners is a leading provider of private equity capital to healthcare companies. With more than $8.1 billion total capital raised, Frazier has invested in more than 200 companies with transaction types ranging from buyouts of profitable healthcare companies to venture capital and company creation. Frazier has a philosophy of partnering with strong management teams while leveraging its internal operating resources and network to build exceptional companies. Frazier has offices in Seattle, Washington, and Menlo Park, California, and invests broadly across the U.S., Canada and Europe. For more information, please visit: www.frazierhealthcare.com.

Advisors

Credit Suisse Securities (USA) LLC is acting as lead PIPE placement agent, financial advisor and capital markets advisor to FLAC. Jefferies LLC, SVB Securities LLC and William Blair & Company, L.L.C. are also acting as PIPE placement agents to FLAC and Jefferies LLC and William Blair & Company, L.L.C. are also acting as financial advisor and capital markets advisor to FLAC. SVB Securities LLC is acting as financial advisor and capital markets advisor to NewAmsterdam. Moelis & Co. is also acting as financial advisor to NewAmsterdam. Covington & Burling LLP is acting as legal counsel to NewAmsterdam. Goodwin Procter LLP is acting as legal counsel to FLAC. Kirkland & Ellis LLP is acting as legal counsel to the PIPE placement agents.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward Looking Statements

Certain statements included in this document that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding the size and growth potential of the markets for NewAmsterdam’s product candidate; the therapeutic and curative potential of NewAmsterdam’s product candidate; financing and other business milestones; potential benefits of the proposed transactions; and expectations relating to the proposed transactions, including the proceeds of the business combination and NewAmsterdam’s expected cash runway. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of NewAmsterdam’s, the Company’s and FLAC’s management and are not predictions of actual performance. These forward looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of NewAmsterdam, the Company and FLAC. These forward looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely enter into definitive agreements with respect to the proposed transactions or consummate the proposed transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to special purpose acquisition companies) that could adversely affect NewAmsterdam or the expected benefits of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; matters discovered by FLAC, the Company or NewAmsterdam as they complete their respective due diligence investigations of each other; risks relating to the uncertainty of the projected financial information with respect to NewAmsterdam and the Company; risks related to the approval of NewAmsterdam’s product candidate and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive product candidates; ability to obtain sufficient supply of materials; the impact of COVID 19; global economic and political conditions, including the Russia-Ukraine conflict; the effects of competition on NewAmsterdam’s future business; the amount of redemption requests made by FLAC’s public shareholders; and those factors discussed in documents FLAC has filed or will file with the SEC, including the other risks and uncertainties described in the “Risk Factors” section of FLAC’s registration statement on Form S-1, as amended (File No. 333-250858), the registration statement filed on Form F-4, as amended (File No. 333-266510) in connection with the proposed transactions and other documents filed from time to time. Additional risks related to NewAmsterdam’s business include, but are not limited to: uncertainty regarding outcomes of NewAmsterdam’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidate; risks associated with NewAmsterdam’s efforts to commercialize a product candidate; NewAmsterdam’s ability to negotiate and enter into definitive agreements on favorable terms, if at all; the impact of competing product candidates on NewAmsterdam’s business; intellectual property related claims; NewAmsterdam’s ability to attract and retain qualified personnel; ability to continue to source the raw materials for its product candidate. If any of these risks materialize or FLAC’s, the Company’s or NewAmsterdam’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FLAC, the Company nor NewAmsterdam presently know or that FLAC, the Company and NewAmsterdam currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FLAC’s, the Company’s and NewAmsterdam’s expectations, plans, or forecasts of future events and views as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. FLAC, the Company and NewAmsterdam anticipate that subsequent events and developments will cause FLAC’s, the Company’s and NewAmsterdam’s assessments to change. These forward-looking statements should not be relied upon as representing FLAC’s, the Company’s and NewAmsterdam’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither FLAC, the Company, NewAmsterdam nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

NewAmsterdam or Company Media Contact

Spectrum Science on behalf of NewAmsterdam

Carmen Lopez

P: 1 773-306-6285

clopez@spectrumscience.com

NewAmsterdam or Company Investor Contact

Stern Investor Relations on behalf of NewAmsterdam

Hannah Deresiewicz

P: 1 212-362-1200

hannah.deresiewicz@sternir.com

FLAC Contacts:

James Topper

P: 1 650-325-5156

james@frazierhealthcare.com

David Topper

P: 1 650-325-5156

david.topper@frazierhealthcare.com